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MATTHEW BARSAMIAN matthew.barsamian@dechert.com +1 202 261 3392 Direct +1 202 261 3013 Fax

April 17, 2025

VIA EDGAR

Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Lord Abbett Corporate Opportunities Fund (the “Fund”)
File No. 333-264466

Dear Ms. Ezra:

We are writing in response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) on April 9, 2025, regarding the Fund’s registration statement on Form N-2 that was filed with the SEC on February 24, 2025 (the “Registration Statement”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

The Fund undertakes to include the below changes in a post-effective amendment to its Registration Statement to be filed pursuant to Rule 486(b) (the “486(b) Filing”) under the Securities Act of 1933, as amended (“1933 Act”), on or around April 25, 2025. Each of the Staff’s comments is presented below and each comment is followed by the applicable response. Undefined capitalized terms used herein have the same meaning as in the Registration Statement.

Prospectus

Comment 1: The Fund discloses in its principal investment strategy that: “The Fund may invest at every level of the capital structure and in securities across developed and emerging markets.” To the extent that the Fund intends to invest in emerging markets as part of its principal investment strategy, please explain in the Fund’s disclosure how the Fund defines emerging markets.

Response 1: Under “Investment Strategy,” the Fund will add the disclosure reflected in blue and underlined below as it relates to the definition of emerging markets.

To pursue its objective, the Fund will invest its assets in bonds, loans and other fixed income instruments. In addition, the Fund will invest in derivative instruments intended to provide economic exposure to such securities. The Fund may invest at every level of the capital structure and in securities across developed and emerging markets. The Fund considers emerging market countries to be those not classified as a Developed Market by MSCI.

Comment 2: Please confirm in correspondence that the Fund no longer intends to invest in special situations opportunities as part of its principal investment strategy.

Response 2: The Fund confirms that it no longer intends to invest in special situations opportunities as part of the investment policies, practices and techniques that constitute the Fund’s principal portfolio emphasis; however, the Fund’s investment team may, from time to time, invest in securities of issuers facing special situations, such as issuers undergoing restructurings or other stressed or distressed scenarios. In this regard, the Fund respectfully notes that the disclosure relating to the Fund’s principal investment strategy contains a paragraph discussing investments in stressed and distressed issuers, and the prospectus contains risk factors (such as “Distressed Debt Risk”) describing the risks associated with such investments.

Comment 3: Under “Investment Strategy” on the cover of the prospectus, please include disclosure discussing the types of corporate fixed income securities in which the Fund invests that would be included in the Fund’s 80% investment policy. Please clarify what is included in “pooled investment vehicles.” Additionally, please clarify the types of derivative instruments in which the Fund intends to invest.

Response 3: The Fund respectfully notes that the information on the cover of the prospectus is intended to provide a brief summary of information about the Fund. The investment policies, practices and techniques that constitute the Fund’s principal portfolio emphasis are more fully described under “Investment Strategies” beginning on pages 2 and 22 of the prospectus.

Under “Investment Strategies,” the Fund will add the disclosure reflected in blue and underlined below as it relates to types of corporate fixed income securities included in the Fund’s 80% policy.

Under normal conditions, the Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in corporate bonds and other corporate fixed income instruments, including equity investments in vehicles (including pooled investment vehicles) and derivative instruments, each of which are intended to provide economic exposure to such securities. For purposes of the Fund’s 80% policy, “other corporate fixed income instruments” may also include bank loans issued to corporate borrowers.

The Fund respectfully notes that on pages 3 and 23 under “Investment Strategies,” the Fund discloses the following investments, which are types of pooled investment vehicles:

The Fund may invest in common stocks and shares of other investment companies (including those advised or subadvised by the Adviser or its affiliates), including mutual funds, money market funds, closed-end funds, business development companies (“BDCs”), exchange-traded funds (“ETFs”), and other pooled

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investment vehicles (“underlying fund”). The Fund expects to obtain exposure to private credit indirectly by investing in pooled investment vehicles, including vehicles managed by the Adviser or its affiliates.

With respect to the types of derivatives instruments in which the Fund intends to invest, the Fund respectfully points to the following disclosure included under “Investment Strategies” on pages 3 and 23:

The Fund may utilize various derivative strategies (both long and short positions) involving the purchase or sale of futures and forward contracts (including foreign currency exchange contracts), credit default swaps, call and put options, total return swaps, basis swaps and other swap agreements and other derivative instruments for investment purposes, leveraging purposes or in an attempt to hedge against market, credit, interest rate, currency and other risks in the portfolio. The Fund may purchase and sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales.

Comment 4: On the prospectus cover under “Investment Strategy,” the Fund discloses that: “The Fund may also enter into other transactions that may give rise to a form of leverage.” To the extent that such investments will be principal investments, please consider disclosing the other types of transactions in which the Fund engages.

Response 4: The Fund will remove the sentence referenced by the Staff.

Comment 5: In the second paragraph of the “Investment Strategies” sub-section of the prospectus summary, please confirm in correspondence that the disclosure is appropriately tailored to the Fund’s principal investment strategy.

Response 5: The disclosure will be revised to remove the language indicated below in red.

The Fund expects to invest in bonds, debt securities and other similar instruments of varying maturities issued by various U.S. and foreign (non-U.S.) public- or private-sector entities; bank loans (including, among others, senior loans, mezzanine loans, delayed funding loans, revolving credit facilities and loan participations and assignments); structured products, securitizations and other asset-backed securities issued on a public or private basis; corporate debt securities of U.S. and non-U.S. issuers, including ~~convertible and contingent convertible securities (“CoCos”) and~~ corporate commercial paper; municipal securities and other debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises, including taxable municipal securities; distressed securities, including publicly offered or privately placed debt securities and loans which, at the time of investment, are the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal

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and/or payment of interest; obligations of foreign governments or their sub-divisions, agencies and government sponsored enterprises and obligations of international agencies and supranational entities; securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises; loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate loans and consumer loans; payment-in-kind securities; zero-coupon bonds; inflation-indexed bonds issued by both governments and corporations; structured notes, including hybrid or indexed securities; ~~catastrophe bonds and other event-linked bonds;~~ credit-linked notes; preferred securities; convertible debt and equity securities, including synthetic convertible securities ~~and CoCos~~; trade claims and other similar direct obligations or claims against companies; and bank certificates of deposit, fixed time deposits and bankers’ acceptances.

Comment 6: Please explain in correspondence whether investments in affiliated funds are expected to be principal investments of the Fund.

Response 6: The Registrant confirms that investments in affiliated funds are expected to be principal investments of the Fund.

Comment 7: The Fund’s disclosure states: “The Fund expects to obtain exposure to private credit indirectly by investing in pooled investment vehicles, including vehicles managed by the Adviser or its affiliates.” Please explain whether such investments will be in compliance with Rule 12d1-4.

Response 7: The Registrant confirms that such investments will be made in compliance with current law, including Section 12(d)(1) of the 1940 Act and Rule 12d1-4 thereunder to the extent applicable.

Comment 8: Under the section “Summary of Fund Expenses,” please confirm whether investments in investment companies would give rise to acquired fund fees and expenses (“AFFE”) and, if so, reflect such information in the fee table.

Response 8: The fee table will be revised to add a line item for AFFE.

Statement of Additional Information

Comment 9: Under the section “Investment Restrictions,” please include the Fund’s sub-classification as a diversified investment company under Section 5(b) of the 1940 Act.

Response 9: The disclosure will be revised to include the Fund’s sub-classification as a diversified investment company under Section 5(b) of the 1940 Act.

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Comment 10: Under the sub-section “Non-Fundamental Investment Restrictions,” please consider adding the Fund’s Rule 35d-1 policy to the list of non-fundamental policies.

Response 10: The disclosure will be revised to include the Fund’s Rule 35d-1 policy as a non-fundamental policy.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3392.

Sincerely,

/s/ Matthew Barsamian
Matthew Barsamian

cc:	Randolph A. Stuzin, Lord, Abbett & Co. LLC
Christine Y. Sun, Esq., Lord, Abbett & Co. LLC
Katherine Corey, Esq., Dechert LLP
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